UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 76th MEETING OF THE

AUDIT AND CONTROL COMMITTEE

1. Place, date, time and attendance: At Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Brooklin, São Paulo – SP, on February 18, 2014 at 2 p.m., with attendance by Committee Chairman, Board of Directors Member Mr. Luis Javier Bastida and Committee members, Board of Directors Member Mr. Antonio Gonçalves Oliveira and Narcís Serra Serra. Also present were Finance and Investor Relations Officer Mr. Alberto Horcajo Aguirre; Finance Officer Ms. Paula Bragança França Mansur; Accounting Officer Ms. Diana Policarpo Damião Choucair Ramos; Telefônica Brasil S.A. (“Company”) Accountant Mr. Giuliano Augusto de Melo; Investor Relations Officer Mr. Luis Carlos Plaster; Investor Relations Manager Ms. Maria Tereza Ali Pelicano; Corporate Intervention, Inspection and Internal Audit Mr. Manuel Lara Gómez; Internal Audit Officer Ms. Viviane Souza Miranda; Financial Audit Manager Mr. Phillip Mazzei Rizzato; and Corporate and Business Matter Officer Ms. Carolina Simões Cardoso as Meeting Secretary, in addition to representatives from Directa Auditores, Messers Clóvis Madeira and Maurício Domênico; representatives of Ernst & Young Auditores Independentes, Messers Alexandre Hoeppers, Ezequiel Rodrigues, Cassio Barbosa and Luis Monti (the latter by conference call from Madrid, Spain).

2. Resolutions:

2.1.Examination of the Financial Statements, together with the Opinion of the Independent Auditors and Annual Management Report relative to the fiscal year ended December 31, 2013 (“Financial Statements”): Finance Officer Ms. Paula Bragança França Mansur, together with the Accounting Officer Ms. Diana Policarpo Damião Choucair Ramos presented the results of the fiscal year ended December 31, 2013, answering questions related to the financial statements, together with the Annual Management Report, especially the balance sheet, income statement, accounts receivable, provisions and contingencies. At this time, the results of the Company’s subsidiary Telefônica Data S.A. were presented, especially the balance sheet and income statement. The Committee Chairman, Mr. Luis Javier Bastida requested that the cash flow also be presenting beginning in the next quarter. Afterwards, the Investor Relations Officer, Mr. Luis Carlos Plaster and the Investor Relations Manager Ms. Maria Tereza Ali Pelicano presented the highlights of the Management Report. Representatives of the independent auditors, Directa Auditores, Messers Clóvis Madeira and Maurício Domênico said they had no reservations regarding the Financial Statements. It was clarified that the Financial Statements would be submitted to the Fiscal Council and the Board of Directors at meetings to be held on February 24 and 25, 2014, respectively, and disclosed to the market on February 26, 2014. The members of the Committee, having analyzed the information, issued a favorable opinion to the Board of Directors without reservation, which was filed at the Company’s headquarters as an appendix to these minutes, recommending to the Board of Directors the approval of these documents.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ   02.558.157/0001-62   -    NIRE   35.3.0015881-4

2.2. Allocation of income for the fiscal year ended December 31, 2013: the Finance Officer, Ms. Paula Bragança França Mansur, presented the Proposal for Income Allocation for the fiscal year ended December 31, 2013. Ms. Paula Bragança França Mansur clarified that the information would be submitted to the Fiscal Council and Board of Directors at meetings to be held on February 24 and 25, 2014, respectively, and disclosed to the market on February 26, 2014. The members of the Committee, having analyzed the information, issued a favorable opinion to the Board of Directors without reservation, which was filed at the Company’s headquarters as an appendix to these minutes, recommending to the Board of Directors the approval of this document.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. (signatures) Luís Javier Bastida – Committee Chairman; Antonio Gonçalves Oliveira – Member of the Board of Directors; Narcís Serra Serra – Member of the Board of Directors; Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 76th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 18, 2014, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director